02041139

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED JUN 28 2002 WASH. D.C. 164

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission File Number: 0-238001

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

LACROSSE FOOTWEAR, INC. UNION EMPLOYEES' RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LACROSSE FOOTWEAR, INC.
18550 N.E. Riverside Parkway
Portland, Oregon 97230

PROCESSED
JUL 03 2002
THOMSON FINANCIAL P

Exhibit Index is on page 16

REQUIRED INFORMATION

The following financial statements and schedules of the LaCrosse Footwear, Inc. Union Employees' Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
WITH INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

LACROSSE FOOTWEAR INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

DECEMBER 31, 2001

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
LaCrosse Footwear, Inc. Union Employees' Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the LaCrosse Footwear, Inc. Union Employees' Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the LaCrosse Footwear, Inc. Union Employees' Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions together referred to as "supplemental information", are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hawkins, Ash, Baptie & Co., LLP

La Crosse, Wisconsin
June 20, 2002

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS	DECEMBER 31, 2001	DECEMBER 31, 2000
Investments, at fair value		
Common stock	$ 20,506	$ 28,778
Value of interest in common trust and mutual funds		
Firstar Growth and Income Fund	6,720	7,939
Firstar Select Equity Growth Fund	382,792	781,344
Firstar Total Return Balanced Fund	473,808	787,417
First American Equity Index Fund	67,514	65,855
American Century Twentieth Century Ultra Fund	39,680	50,686
Brandywine Fund	40,027	51,933
Heartland Value Fund	23,441	3,856
Janus Investment Mercury Fund	60,374	134,704
Firstar Total Return Bond Fund	33,033	8,476
	$ 1,147,895	$ 1,920,988
Receivables		
Accrued interest and dividends	$ 883	$ 4,136
Employer contributions	1,893	1,571
Participant contributions	2,629	8,331
	$ 5,405	$ 14,038
Cash and cash equivalents	$ 517,634	$ 748,250
TOTAL ASSETS	$ 1,670,934	$ 2,683,276
LIABILITIES	--	--
TOTAL ASSETS AVAILABLE FOR BENEFITS	**$ 1,670,934**	**$ 2,683,276**

The accompanying notes are an integral part of these financial statements.

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED DECEMBER 31,	
	2001	2000
ADDITIONS		
Additions to Net Assets Attributed to Investment Income:		
Net (depreciation) appreciation in fair value of investments	$ (237,660)	$ 56,695
Interest and dividends	49,556	84,010
Participant contributions	102,748	255,709
Employer contributions	21,306	48,771
Transfers between funds	4,196	17,767
TOTAL ADDITIONS	$ (59,854)	$ 462,952
DEDUCTIONS		
Deductions From Net Assets Attributed to:		
Administrative expenses	$ 15,604	$ 21,385
Benefits paid	932,688	642,168
Transfers between funds	4,196	17,767
TOTAL DEDUCTIONS	$ 952,488	$ 681,320
NET (DECREASE) DURING THE YEAR	$ (1,012,342)	$ (218,368)
Net Assets Available for Benefits		
Beginning of year	2,683,276	2,901,644
END OF YEAR	**$ 1,670,934**	**$ 2,683,276**

The accompanying notes are an integral part of these financial statements.

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - Plan Description

The following brief description of the plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Effective Date - The LaCrosse Footwear, Inc. Union Employees' Retirement Savings Plan (Trust) became effective January 1, 1989.

General - The plan is a defined contribution plan covering all company employees governed by the collective bargaining agreement, who meet the eligibility requirements and elect to participate in the plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, ("ERISA").

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) employer-matching contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings, thereon. Participants are vested in the employer-matching contributions plus actual earnings after five years of credited service.

Payment of Benefits - At such time as an employee qualifies for payment of benefits, a lump-sum amount equal to the value of participant's vested account balance, may be distributed.

Forfeited Accounts - At December 31, 2001, forfeited non-vested accounts totaled $2,144. These accounts will be used as soon as administratively possible, to reduce future employer contributions in 2002.

NOTE 2 - Summary of Significant Accounting Policies

Investment Administration and Valuation - The activities of the Trust are administered by an outside, independent trustee. The investments of the plan are accounted for on a market value basis. The fair values as presented on the statement of net assets available for benefits are as determined by the trustee.

Administrative Expenses - All expenses of administration may be paid out of the Trust Fund unless paid by the plan sponsor. The Trust paid administration expenses of $15,604 and $21,385, respectively, during 2001 and 2000.

Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan trustee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Payment of Benefits - Benefits are recorded when paid.

NOTE 3 - Funding Policy

Participants may elect annually to defer between 1 percent and 15 percent of compensation. The plan also provides for an employer-matching contribution equal to 50 percent of the first 2 percent of compensation deferred (for a maximum employer-matching contribution of 1 percent).

NOTE 4 - Plan Termination

Although it has not expressed any intent to do so, the company has the right under the plan to amend or terminate the plan, subject to the provisions of ERISA and subject to the agreement entered into between LaCrosse Footwear, Inc., and Local 14, United Steel Workers of America. In the event of plan termination, the company shall give written notice thereof to the plan administrator and the trustee. A plan participant will remain 100 percent vested in all account contributions and earnings if the plan is terminated. Participant's accounts may be transferred to a successor plan or held in the trust fund until the participant's retirement, death or other termination of employment. No amendments shall authorize or permit any part of the Trust Fund (other than such part as is required to pay taxes and administration expenses) to be used for or diverted to purposes other than for the exclusive benefit of the Participants or the beneficiaries or estate.

NOTE 5 - Investments

The plan's investments are held by a bank-administered trust fund. The following table presents investments that represent 5 percent or more of the plan's net assets.

Investments at fair value as determined by quoted market price.

	DECEMBER 31,			
	2001		2000	
	SHARES	FAIR MARKET	SHARES	FAIR MARKET
Value of Interest in Common Trust and Mutual Funds:				
Firstar Select Equity Growth Fund*	16,604	$ 382,792	29,837	$ 781,344
Firstar Total Return Balanced Fund*	14,235	473,808	21,256	787,417
Janus Investment Mercury Fund	**	**	4,540	134,704

* Represents party-in-interest transaction
**Investment is less than 5 percent of the plan's net assets

During 2001 and 2000, the plan's investments (depreciated) appreciated in value by $(237,660) and $56,695, respectively. For financial statement purposes, realized gains and losses are calculated using historical cost figures. IRS Form 5500 reflects realized gains and losses using revalued cost figures as of the beginning of the plan year. The (depreciation) appreciation in value is composed of aggregate realized and unrealized (loss) gain as follows:

	YEAR ENDED DECEMBER 31,	
	2001	2000
Realized	$ (319)	$ 170,379
Unrealized	(237,341)	(113,684)
TOTAL	$ (237,660)	$ 56,695

NOTE 5 - Investments - Continued

The (depreciation) appreciation by major class of investment is as follows:

	2001	2000
Common stocks	$ 55	$ (13,599)
Common trust funds	(178,647)	139,948
Mutual funds	(59,068)	(69,654)
TOTAL	**$ (237,660)**	**$ 56,695**

NOTE 6 - Tax Status

The plan obtained its latest determination letter on August 9, 1996, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

NOTE 7 - Transactions With Parties in Interest

Fees for legal and professional services rendered to the plan may be paid for by the company at its discretion. The plan invests in certain common trust and mutual funds that are managed by the plan Trustee. Also, transactions involving LaCrosse Footwear, Inc. common stock are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 8 - Fund Name Change

In 2001, the Firstar Equity Index Fund name was changed to First American Equity Index Fund.

NOTE 9 - Plan Amendments

Effective October 1, 2001, the plan provides for an employer-matching contribution equal to 100 percent of the first 2 percent of compensation deferred (for a maximum employer-matching contribution of 2 percent). Prior to October 1, 2001, the plan provided for an employer-matching contribution equal to 50 percent of the first 2 percent of compensation deferred (for a maximum employer-matching contribution of 1 percent).

Effective October 1, 2001, an eligible employee will become a participant on the first day of the pay period after 30 days of becoming a member of Local No. 14, United Steel Workers of America. Prior to October 1, 2001, an eligible employee became a participant on the first day of the calendar quarter following the date of becoming a member of Local No. 14, United Steel Workers of America.

SUPPLEMENTAL INFORMATION

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2001
PLAN #005
39-1446816

(a)	(b) IDENTITY OF ISSUE	(c) DESCRIPTION	(d) COST	(e) CURRENT VALUE
*	Common Stock	LaCrosse Footwear, Inc.	$ 45,413	$ 20,506
*	Common Trust Funds	Firstar Growth and Income Fund	7,565	6,720
*	Common Trust Funds	Firstar Select Equity Growth Fund	350,171	382,792
*	Common Trust Funds	Firstar Total Return Balanced Fund	422,777	473,808
*	Common Trust Funds	Firstar Total Return Bond Fund	33,259	33,033
*	Mutual Funds	First American Equity Index Fund	79,271	67,514
	Mutual Funds	American Century Ultra Fund	58,955	39,680
	Mutual Funds	Brandywine Fund	63,160	40,027
	Mutual Funds	Heartland Value Fund	24,285	23,441
	Mutual Funds	Janus Investment Mercury Fund	119,314	60,374
	Cash/Money Market Funds	Cash and Cash Equivalents	517,634	517,634
				$ 1,665,529

SCHEDULE OF INVESTMENT ASSETS
THAT WERE BOTH ACQUIRED AND
DISPOSED OF WITHIN THE PLAN YEAR

(a) Identity of Issue	(b) Description	(c) Cost of Acquisition	(d) Proceeds of Dispositions

NONE

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2001
PLAN #005
39-1446816

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental
	Firstar Institutional Money Market Fund	$ --	$ 240,956	$ --
	Firstar Select Equity Growth Fund	--	336,603	--
	Firstar Total Return Balanced Fund	--	288,634	--

(f) Expenses Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
$ --	$ 240,956	$ 240,956	$ --
--	309,797	336,603	26,806
--	255,374	288,634	33,260

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, LaCrosse Footwear, Inc., which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, and State of Oregon, on the 28th day of June, 2002.

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT
SAVINGS PLAN

By: ______________________________
Joseph P. Schneider
President and Chief Executive Officer
LaCrosse Footwear, Inc.

001.1230212.1

EXHIBIT INDEX

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN

FORM 11-K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
(23.1)	Consent of Hawkins, Ash, Baptie & Company, LLP	18

001.1230212.1

Exhibit (23.1)

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation of our report included in this Form 11-K into LaCrosse Footwear Inc.'s Registration Statement on Form S-8, Registration No. 33-77516, filed on April 8, 1994.

Hawkins, Ash, Baptie & Co., LLP
HAWKINS, ASH, BAPTIE & COMPANY, LLP

June 25, 2002
La Crosse, Wisconsin

301.1230207.1